As of July 25, 2005, Morris & Miller, Ltd. held 3,711,434 Shares of Common Stock of the Issuer.

      As reflected in a previous Form 4 filed by the Reporting Person, on January 13, 2004, to settle various claims against it, Morris & Miller, Ltd. conveyed 2,249,000 Shares of the Issuer's Common Stock to the Claimant. Subsequently, on July 25, 2005, Morris & Miller, Ltd. conveyed an additional 50,000 Shares of the Issuer's Common Stock to this Claimant. However, Morris & Miller, Ltd. has also retained the right to re-acquire these additional Shares.

      Therefore, as of July 25, 2004, Morris & Miller, Ltd. held 3,661,434 Shares of the Issuer's Common Stock, as follows:

            Prior Balance                           3,711,434 Shares
            (Disposition)                            (50,000 Shares)
            New Balance                             3,661,434 Shares